Exhibit 99.1

Captivision Granted 180 Days to Address Nasdaq Deficiency Notices

No impact on Nasdaq Hearings Panel extension to regain listing rule compliance by filing Form 20-F for FYE2024 by December 31, 2025

MIAMI, November 12, 2025 (GLOBE NEWSWIRE) -- Captivision Inc. (“Captivision” or the “Company”) (NASDAQ: CAPT), a pioneering manufacturer and global LED solution provider, today announced that it had received a written notice (the “Bid Price Notice”) from the Listing Qualifications department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company was not in compliance with the requirement to maintain a minimum closing bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5450(a)(1) (the “Bid Price Requirement”), because the closing bid price of the Company’s ordinary shares, par value $0.0001 (the “Ordinary Shares”), was below $1.00 per share for 30 consecutive business days. Additionally, the Company received a written notice (the “MVLS Notice” and, together with the Bid Price Notice, the “Notices”) from Nasdaq indicating that, from September 25, 2025 to November 5, 2025, the Company was not in compliance with the minimum Market Value of Listed Securities (“MVLS”) requirement of $50 million for continued listing on The Nasdaq Global Market as set forth in Nasdaq Listing Rule 5450(b)(2)(A) (the “MVLS Requirement” and together with the Bid Price Requirement, the “Requirements”). The Notices are only notifications of deficiency, not of imminent delisting, and have no current effect on the listing or trading of the Company’s securities on The Nasdaq Global Market.

The Notices do not impact the previously disclosed extension to December 31, 2025 granted by a Nasdaq Hearings Panel for regaining compliance with Nasdaq Listing Rule 5250(c)(1) by filing the Company’s Form 20‑F for the period ended December 31, 2024.

In accordance with Nasdaq Listing Rules 5810(c)(3)(A) and 5810(c)(3)(C), the Company has 180 calendar days from the date of the Notices, or until May 5, 2026 (the “Compliance Date”), to regain compliance with both Requirements. During this period, the Ordinary Shares will continue to trade on The Nasdaq Global Market. If at any time before the Compliance Date, the bid price of the Ordinary Shares closes at or above $1.00 per share or the MVLS is at least $50 million for a minimum of ten consecutive business days (Nasdaq has the discretion to monitor for up to 20 consecutive business days), Nasdaq will provide written confirmation that the Company has achieved compliance with the applicable Requirement and the matter will be closed.

In the event the Company does not regain compliance by the Compliance Date, the Company may be eligible for an additional 180 calendar day period to regain compliance with the Bid Price Requirement. To qualify, the Company would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, except for the Bid Price Requirement, and transfer its listing to The Nasdaq Capital Market. The Company would also be required to provide written notice of its intent to cure the bid price deficiency during this second compliance period.

If the Company does not regain compliance with the Requirements by the Compliance Date, Nasdaq will provide written notification to the Company that its Ordinary Shares will be subject to delisting. In the event of such notification, the Nasdaq rules permit the Company an opportunity to appeal the delisting determination to a Nasdaq Hearings Panel. Alternatively, in the case of the MVLS Requirement, the Company may choose to apply for transfer to The Nasdaq Capital Market provided it satisfies the requirements for continued listing on that market. In the case of an appeal, there can be no assurance that such an appeal would be successful.

The Company intends to actively monitor the closing bid price of its Ordinary Shares and its MVLS and will evaluate available options to regain compliance with the Requirements, including, but not limited to implementing a reverse stock split of the Ordinary Shares to address the bid price requirement, if necessary. However, there can be no assurance that the Company will be able to regain or maintain compliance with Nasdaq listing standards or that an appeal, if taken, would be successful.

About Captivision

Captivision is a pioneering manufacturer and global LED solution provider, a leading innovator in digital display technology and immersive media. At the forefront of media architecture, Captivision has developed breakthrough media glass technology, fusing IT building materials with architectural glass to create transparent, high-performance digital canvases. This cutting-edge product enables real-time streaming and content delivery on any glass façade, transforming ordinary surfaces into dynamic storytelling platforms. Captivision is fast becoming a solution provider across the LED product spectrum.

Captivision’s media glass and solutions have been implemented in hundreds of locations globally across sports stadiums, entertainment venues, casinos and hotels, convention centers, office and retail properties and airports. Learn more at http://www.captivision.com/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements include, without limitation, statements relating to expectations for future financial performance, business strategies, or expectations for the Company’s respective businesses. These statements are based on the beliefs and assumptions of the management of the Company. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, it cannot assure you that it will achieve or realize these plans, intentions or expectations. These statements constitute projections, forecasts, and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this press release, words such as “believe”, “can”, “continue”, “expect”, “forecast”, “may”, “plan”, “project”, “should”, “will” or the negative of such terms, and similar expressions, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The risks and uncertainties include, but are not limited to: (1) the ability to raise financing in the future and to comply with restrictive covenants related to indebtedness; (2) the ability to realize the benefits expected from the business combination and the Company’s strategic direction; (3) the significant market adoption, demand and opportunities in the construction and digital out of home media industries for the Company’s products; (4) the ability to maintain the listing of the Company’s ordinary shares and warrants on Nasdaq; (5) the ability of the Company to remain competitive in the fourth generation architectural media glass industry in the face of future technological innovations; (6) the ability of the Company to execute its international expansion strategy; (7) the ability of the Company to protect its intellectual property rights; (8) the profitability of the Company’s larger projects, which are subject to protracted sales cycles; (9) whether the raw materials, components, finished goods, and services used by the Company to manufacture its products will continue to be available and will not be subject to significant price increases; (10) the IT, vertical real estate, and large format wallscape modified regulatory restrictions or building codes; (11) the ability of the Company’s manufacturing facilities to meet their projected manufacturing costs and production capacity; (12) the future financial performance of the Company; (13) the emergence of new technologies and the response of the Company’s customer base to those technologies; (14) the ability of the Company to retain or recruit, or to effect changes required in, its officers, key employees, or directors; (15) the ability of the Company to comply with laws and regulations applicable to its business; and (16) other risks and uncertainties set forth under the section of the Company’s Annual Report on Form 20-F entitled “Risk Factors.”

These forward-looking statements are based on information available as of the date of this press release and the Company’s management team’s current expectations, forecasts, and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of the Company and its directors, officers, and affiliates. Accordingly, forward-looking statements should not be relied upon as representing the Company management team’s views as of any subsequent date. The Company does not undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.

Investor Contact:

Gateway Group
Ralf Esper
+1 949-574-3860
CAPT@gateway-grp.com